Filed by: Total Energy Services Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Savanna Energy Services Corp.

News Release
May 19, 2017
Total Energy Services Inc. and Savanna Energy Services Corp.
Announce Proposed Amalgamation of Savanna and 2043324 Alberta Ltd.
CALGARY, ALBERTA – Savanna Energy Services Corp. ("Savanna") (TSX – SVY) and Total Energy Services Inc. ("Total Energy") (TSX – TOT) announced today that they have entered into an amalgamation agreement (the "Amalgamation Agreement") with 2043324 Alberta Ltd. ("2043324"), a wholly-owned subsidiary of Total Energy, under which Savanna will amalgamate with 2043324, with the amalgamated entity ("Amalco") becoming an wholly-owned subsidiary of Total Energy (the "Amalgamation").
The Amalgamation, which is subject to the approval of the holders (the "Savanna Shareholders") of common shares of Savanna (the "Savanna Shares"), will constitute the subsequent acquisition transaction proposed by Total Energy in order to acquire all of the Savanna Shares that Total Energy did not acquire under its offer to purchase all of the outstanding Savanna Shares (the "Offer"), which expired on April 27, 2017 or pursuant to purchases of Savanna Shares by Total Energy in market transactions.  Total Energy acquired an aggregate of 99,772,765 Savanna Shares under the Offer, representing  approximately 84.4% of the total number of outstanding Savanna Shares. In addition, Total Energy acquired an aggregate of 1,800,000 Savanna Shares in market transactions while the Offer was outstanding (the "Market Purchase Savanna Shares").  As a result, Total Energy owns approximately 86% of the total number of issued and outstanding Savanna Shares.

A special meeting (the "Meeting") of the Savanna Shareholders has been called for 8:00 a.m. (Calgary time) on June 20, 2017 at 2400, 525-8th Avenue S.W., Calgary, Alberta to consider, and if thought advisable, pass a special resolution in relation to the Amalgamation (the "Amalgamation Resolution").  The Amalgamation Resolution must be passed by 66 2/3% of the votes cast by Savanna Shareholders, voting in person or by proxy at the Meeting.  Total Energy intends to vote all the Savanna Shares held by it in favour of the Amalgamation Resolution.   Under applicable securities laws, all votes cast by Total Energy, other than votes attributable to the Market Purchase Savanna Shares held by it, are entitled to be included as votes in respect of the Amalgamation Resolution at the Meeting.

An information circular and proxy statement (the "Information Circular") and related documents are expected to be mailed to Savanna Shareholders on or about May 24, 2017 to Savanna Shareholders of record on May 19, 2017 and will be filed on SEDAR (under Savanna's profile) at www.sedar.com.

Subject to the terms of the Amalgamation Agreement, each Savanna Shareholder (other than Total Energy or any Savanna Shareholder who validly exercises dissent rights in relation to the Amalgamation) will, upon completion of the Amalgamation, receive 0.1300 of a common share of Total Energy (each whole share being a "Total Energy Share") and one redeemable preferred share of Total (each, a "Redeemable Preferred Share") for each Savanna Share.  Redeemable Preferred Shares issued by Total Energy will be automatically redeemed immediately following the completion of the Amalgamation for $0.20 in cash per Redeemable Preferred Share (collectively, with 0.1300 of a Total Energy Share, the "Amalgamation Consideration"). The Amalgamation Consideration is the same as the consideration that was available to Savanna Shareholders under the Offer.

On May 12, 2017, the board of directors of Savanna (the "Savanna Board") appointed a special committee (the "Savanna Special Committee") comprised of two (2) independent (within the meaning of applicable securities laws) and experienced directors to assist the Savanna Board in its review of the proposed Amalgamation.  The Savanna Special Committee determined to recommend to the Savanna Board the approval of the Amalgamation and the execution and delivery of the Amalgamation Agreement and recommend that Savanna Shareholders vote in favour of the Amalgamation Resolution.  The Savanna Board determined to accept those recommendations and subsequently resolved to approve the Amalgamation and the execution and delivery of the Amalgamation Agreement and to recommend that Savanna Shareholders vote in favour of the Amalgamation Resolution.
As Total Energy intends to vote the Savanna Shares held by it in favour of the Amalgamation Resolution, and, under applicable securities laws, all such votes, other than votes attributed to the Market Purchase Savanna Shares are entitled to be counted in respect of the Amalgamation Resolution at the Meeting, it is anticipated that the Amalgamation will be approved and take effect on or about June 20, 2017 (the "Effective Date").  At that time, Amalco will become a wholly-owned subsidiary of Total Energy, the Savanna Shares will thereafter cease to trade on the Toronto Stock Exchange and Savanna will apply to cease to be a reporting issuer under applicable securities laws as soon as reasonably practicable following the Effective Date.

Savanna Shareholders in the United States who either reside in the State of New York or who reside in the State of Utah and are not "exempt institutional investors" under the laws of the State of Utah (together, "Non-Exempt Shareholders") will not be entitled to receive Total Energy Shares or Redeemable Preferred Shares under the Amalgamation.  Arrangements have been made for the Depositary in respect of the Amalgamation, Computershare Investor Services Inc., as agent for such Non-Exempt Shareholders, to sell, or cause to be sold (through a broker in Canada and on the Toronto Stock Exchange) the Total Energy Shares and redeem for cash, in accordance with their terms, the Redeemable Preferred Shares that, in each case, a Non-Exempt Shareholder would otherwise be entitled to. After completion of the sales of such Total Energy Shares, the Depositary will distribute the aggregate net proceeds of sale, after expenses, commissions and applicable withholding taxes, pro rata, among the Non-Exempt Shareholders. Any sales of Total Energy Shares on behalf of Non-Exempt Shareholders will be completed as soon as practicable after completion of the Amalgamation and will be done in a manner intended to maximize consideration to be received from the sale of Total Energy Shares and to minimize any adverse impact of the sale on the market for the Total Energy Shares.  The treatment of Non-Exempt Shareholders under the Amalgamation is the same as the treatment of such shareholders under the Offer.
The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

This news release does not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of the applicable securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Total Energy intends to file with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement (the "Registration Statement"), which will include the Information Circular (when it becomes available). TOTAL ENERGY URGES INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, FREE OF CHARGE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of the Information Circular (when it becomes available) and other documents filed in connection with the Amalgamation with the Canadian securities regulators at www.sedar.com (under the issuer profile for Savanna) and with the SEC at the SEC's website at www.sec.gov. The Information Circular (when it becomes available) and other documents may also be obtained, free of charge, upon request made to Total Energy at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.
About Savanna
Savanna is a leading contract drilling and oilfield services company operating in North America and Australia providing a broad range of drilling, well servicing and related services with a focus on fit for purpose technologies and industry-leading Aboriginal relationships.
About Total Energy
Total Energy is a growth oriented energy services corporation involved in contract drilling services (Chinook Drilling), rentals and transportation services (Total Oilfield Rentals) and the fabrication, sale, rental and servicing of natural gas compression (Bidell Gas Compression) and process equipment (Spectrum Process Systems).
For further information, contact Cam Danyluk, Vice President Legal and General Counsel of Total Energy and General Counsel of Savanna at (403) 698-8445.
Forward-Looking Information Cautionary Statement

This news release contains certain forward-looking information (referred to herein as "forward-looking statements"). Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "scheduled", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future events, circumstances or outcomes. In particular, this news release contains forward-looking information concerning the timing of the Meeting, the manner in which the Savanna Shares held by Total Energy will be voted at the Meeting, that Amalco will become a wholly-owned subsidiary of Total Energy upon completion of the Amalgamation, the completion of the Amalgamation and the timing thereof, the Amalgamation Consideration, the redemption of the Redeemable Preferred Shares and the timing thereof, the anticipated de-listing of the Savanna Shares from the Toronto Stock Exchange following the Amalgamation, Savanna ceasing to be a reporting issuer under applicable securities laws following the Amlgamation and the timing thereof, the mailing and filing on SEDAR of the Information Circular and related documents and the filing by Total Energy of the Registration Statement.

Forward-looking statements are based upon the opinions and expectations of management of Total Energy and Savanna as at the effective date of such statements and, in some cases, information supplied by third parties. Although Total Energy and Savanna believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which Total Energy or Savanna (or any of their respective affiliates) is a party and new laws and regulations (domestic and foreign), failure to obtain approval of the Amalgamation Resolution by Savanna Shareholders and/or complete the Amalgamation in the manner contemplated by the parties or at all.

Having regard to the various risk factors, readers should not place undue reliance upon the forward-looking statements contained in this news release and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.

The forward-looking statements contained in this news release are made as of the date hereof neither Total Energy or Savanna undertake any obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws in force in Canada. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.